February 22, 2011

VIA EDGAR AND FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc. Form 10-K for the year ended January 31, 2010 Filed on March 31, 2010 Form 10-Q for the period ended October 31, 2010 Filed on December 8, 2010 File No. 1 - 4372

Dear Mr. Woody:

     Forest City Enterprises, Inc. (the “Company”) has received your letter dated January 26, 2011 regarding your comments to the above-referenced filings. We appreciate the Division’s review and are herein providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for the year ended January 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 42

Summary of Segment Operating Results, page 49

Commercial Group, page 50

Operating and Interest Expenses, page 51

1.	We note your disclosure of average base rent per square feet for retail and office leases. In future filings please provide disclosure highlighting management’s plan for obtaining lease renewals on such retail and office properties, including management’s expectation regarding any anticipated trends in average base rent per square feet.

The Company will provide disclosure highlighting management’s plan for obtaining lease renewals on such retail and office properties, including management’s general expectation regarding any anticipated trends in average base rent per square foot in future filings.

Forest City Enterprises, Inc., Legal Department, Terminal Tower, 50 Public Square, Suite 1360, Cleveland, Ohio 44113-2267
Phone (216) 621-6060 Fax (216) 263-6206

Notes to Consolidated Financial Statements, page 102

A. Summary of Significant Accounting Policies

Restricted Cash, page 108

2.	Please tell us the facts and circumstances surrounding the write off of certain replacement reserves and the subsequent re-establishment of these reserves in 2010. In addition, please tell us why you believe that an offset to operation expenses is the appropriate classification within your Consolidated Statements of Operations.

Certain of the Company’s residential properties are operated and managed under Section 8 Housing Assistance Payments Contracts (“HAP Contracts”). These HAP Contracts are entered into between the Company and the U.S. Department of Housing and Urban Development (“HUD”), and administered by the Michigan State Housing Development Authority (“MSHDA”). Prior to the year ended January 31, 2010, MSHDA asserted claims that certain replacement reserves were assets of MSHDA and not assets of the related properties. As a result, the Company expensed these replacement reserves in prior periods as operating expenses, in recognition of MSHDA’s claim. During the three months ended January 31, 2010, HUD determined and informed MSHDA that the replacement reserves were assets of the properties and ordered MSHDA to remit the replacement reserves back to each respective property. The Company re-established the replacement reserves and recorded these amounts as a reduction of operating expenses, as it had previously recorded these replacement reserves as operating expenses. This income statement classification creates symmetry amongst the initial expensing of the replacement reserves and the subsequent recovery. The amounts approximate 0.8% of revenues from real estate operations and 1.4% of operating expenses for the year ended January 31, 2010.

Form 10-Q for period ended October 31, 2010

Item 1. Financial Statements, page 1

Notes to Consolidated Financial Statements, page 8

A. Accounting Policies, page 8

Principles of Consolidation, page 8

3.	We note your discussion of the seven Residential Group entities that have been deconsolidated due to the guidance for consolidation of variable interest entities. Please provide to us a detailed analysis supporting management’s conclusion that deconsolidation was appropriate. In addition, please provide us the analysis used in determining that you were required to deconsolidate the remaining two Commercial Group entities, and the impact that these two properties had on your balance sheet.

Upon adoption of the new accounting guidance for consolidation of variable interest entities (“VIE”) on February 1, 2010, the Company performed a comprehensive analysis of each of its VIE’s to determine whether the Company was deemed to be the primary beneficiary (“PB”). The guidance identifies the PB as the entity that has (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE (collectively, the “PB criteria”).

Under the new guidance, the focus for determining the PB, and ultimately which entity is required to consolidate a VIE, now includes the concept of “power to direct.” It is no longer enough to receive the significant economic benefit or loss, but the entity consolidating must also have the power to direct the activities of the entity that most significantly impact that entity’s economics.

Residential Group Entities

Prior to February 1, 2010, the Company consolidated the seven Residential Group entities since the Company had a variable interest in the entities and were expected to absorb a majority of the entities expected losses or receive a majority of the entities residual returns.

The seven Residential Group entities are all operated and managed under HAP Contracts, administered by the applicable state agency on behalf of HUD. The HAP Contracts restrict the Company’s ability to make any significant operating or capital decisions, resulting in HUD holding significant control and the power to direct the activities that most significantly impact the economic performance of the entities. HUD establishes the market rents and absorbs losses by providing the majority of the cash flows via rent subsidies. The HAP contracts restrict the Company from selling, transferring or encumbering their interests without prior approval from HUD and limits cash distributions to the Company. Based on the significant limitations within the HAP Contracts and the significance of HUD’s control over all operating and capital decisions, the Company determined it does not meet the PB criteria. Since the Company determined it was not the PB of these seven Residential Group entities, they were deconsolidated upon adoption of ASC 810-Consolidations.

Commercial Group Entity #1

Commercial Group Entity #1 is a retail center that is owned by a 50%/50% joint venture partnership (the “entity”) between a wholly owned subsidiary of the Company and an outside third party partner. When the entity was formed and began development of the retail center, the Company evaluated the entity for consolidation under FASB Interpretation No. 46R (“FIN 46R”). The entity was deemed to have insufficient equity pursuant to paragraph 5 (a) of FIN 46R since the retail center remained under construction, was not significantly pre-leased, did not have an expected stabilized rental stream and the construction loan in place required a completion guarantee by the Company. The construction loan limited the amount of draws based on the equity invested and the leasing in place. Therefore, the equity invested at any point in time was not sufficient enough to complete construction of the retail center or open and operate the retail center without either additional invested capital from the partners or the borrowing of additional debt. As a result, the entity was deemed to be a VIE. Pursuant to paragraph 14 of FIN 46R, “An enterprise shall consolidate a VIE if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns or both.” As the Company had issued the completion guarantee and construction of the center was not at or near completion, the Company held the majority of the risk of loss. Therefore, the Company concluded that it was the PB and would be required to consolidate the asset.

Upon the adoption of the new consolidation guidance on February 1, 2010, the Company determined there was still insufficient equity in place as the retail center, while closer to grand opening, was still not sufficiently leased to generate adequate revenue or operating cash flow to support its operating costs and debt service without some additional invested capital from the partners, the borrowing of additional debt, or a combination of both, resulting in the entity still being a VIE. The Company would then have to determine whether it met the PB criteria.

As the retail center was near completion, there was no longer a significant risk of loss to the Company associated with the completion guarantee. In accordance with the Partnership Agreement, each partner is equally involved in directing the activities that most significantly impact the economic performance of the entity. These joint decisions include, but are not limited to, approving the development and operating budgets as well as changes to those budgets; all financing decisions; approval of all significant leases or any changes to space that does not materially comply with the space by space lease plan; and hiring any architect, civil engineer, or other material project consultant for design, development, architecture, engineering and finance. In the event the partners are unable to resolve a dispute by good faith negotiations regarding the activities that most significantly impact the economic performance of the entity, either partner has the right to select a neutral third-party mediator in an attempt to reach an amicable resolution of the dispute. In addition, all necessary funding is performed equally by both partners.

Based on the above, the Company does not have power to direct the activities that most significantly impact the entity. The power to direct is shared jointly by each partner. As a result, the Company determined it was not the PB of this Commercial Group entity, resulting in deconsolidation by the Company upon adoption of ASC 810-Consolidations.

Commercial Group Entity #2

Commercial Entity #2 is a wholly owned, 284,000 square foot retail complex (the “Property”). During 2009, three of the Property’s major tenants vacated their space. As a result, operating cash flow significantly decreased and monthly debt service payments on its non-recourse mortgage were suspended. Pursuant to a court order, a Receiver was appointed and assumed all management responsibilities, including collection of all rents and payment of all operating expenses on behalf of the non-recourse mortgage lender. Upon appointment of the Receiver, the Company lost its 100% voting/ownership rights and its power to direct any of the activities of the entity, as all management activities and decision making ability was assumed by the Receiver. Since the Company no longer has the power to direct any activities of the VIE, the Company deconsolidated the entity upon adoption of ASC 810-Consolidations.

The Property was ultimately disposed of during the third quarter of 2010, following the July 14, 2010 auction of the Property. The lender was the highest bidder and the deed was delivered to the lender by the Receiver on August 9, 2010. Upon disposition of the entity, the Company recorded a gain on disposition of the property, which is included in equity in earnings, since the non-recourse mortgage balance exceeded the net book value of the entity.

Impact of Deconsolidation — Commercial Group Entities #1 and #2

The deconsolidation of the two Commercial Group entities as of February 1, 2010 resulted in the following increases (decreases) to the following line items included in the January 31, 2010 balance sheet (in thousands):

	Entity #1	Entity #2	Combined
Assets
Real estate, net	$(157,218)	$(26,274)	$(183,492)
Cash and equivalents	(62)	—	(62)
Restricted cash and escrowed funds	(2,216)	(525)	(2,741)
Notes and accounts receivable, net	(4,958)	(911)	(5,869)
Investments in and advances to affiliates	50,929	(9,149)	41,780
Other assets	(67,553)	(337)	(67,890)

Total assets	$(181,078)	$(37,196)	$(218,274)

Liabilities
Mortgage debt and notes payable, nonrecourse	$(80,179)	$(17,155)	$(97,334)
Accounts payable and accrued expenses	(73,963)	(20,041)	(94,004)

Total liabilities	(154,142)	(37,196)	(191,338)

Equity
Noncontrolling interest	(26,936)	—	(26,936)

Total liabilities and equity	$(181,078)	$(37,196)	$(218,274)

Termination Benefits, page 10

4.	We note that you continue to reduce your workforce and accrue a severance balance for termination costs. Please tell us and provide disclosure in future filings the total amount of costs expected to be incurred and the expected completion date in connection with these activities. Refer to ASC 420-10-50

During the three months ended January 31, 2009, the Company initiated involuntary employee separations in various areas of its workforce. The Company accounted for this liability under the terms of a one-time benefit arrangement in accordance with ASC 420-Exit or Disposal Cost Obligations. The Company recorded a liability and the related estimated termination benefits expense (outplacement and severance) for the one-time benefit arrangement at the date the plan of termination met the criteria specified in the accounting guidance and had been communicated to employees, which was during the quarter ended January 31, 2009. Subsequent to the quarter ended January 31, 2009 and through the quarter ended July 31, 2010, the Company has initiated additional involuntary employee separations in other areas of its workforce. These subsequent involuntary employee separations were separate one-time benefit arrangements, discrete and apart from the previous plans of terminations. The Company recorded a liability and the related estimated termination benefits expense for each one-time benefit arrangement at the applicable dates each plan met the specified criteria in the accounting guidance and had been communicated to employees. The ending liability in Accrued Severance at each balance sheet date presented may represent more than one arrangement. As a result, the total amount of costs expected to be incurred with respect to each separate plan of termination is the amount accrued upon satisfying the criteria of ASC 420-10-50. Typically, the affected employee group is severed simultaneously with the communication requirements under ASC 420-10-50 and not required to continue service to receive a severance package and outplacement services. Severance packages are paid through lump-sum payments or salary continuance and are based on years of service with the Company and/or other individual factors. The salary continuation benefits are typically paid in full between six months and eighteen months after the employee group is severed.

J. Net Gain (loss) on Disposition of Partial Interests in Rental Properties and Other Investments, page 29

University Park Joint Venture, page 30

5.	We note that you formed a joint venture with HCN FCE Life Sciences, LLC and hold a 51% interest in the joint venture. Please provide to us management’s analysis supporting their use of the equity method of accounting. Please ensure that you address the contractual relationship between the registrant and joint venture.

The Company wholly owned seven office properties that were significantly leased, stabilized and had permanent financing in place. As a result, there were no variable interests and the properties were fully consolidated at January 31, 2010. During the first half of 2010, the Company contributed these seven assets to a new joint venture (the “JV”) and admitted HCN FCE Life Sciences, LLC (“HCN”) as a partner to the JV. The Company, through a wholly-owned subsidiary, and HCN (each individually an “equity investor” and collectively the “equity investors”) hold ownership interests of 51% and 49%, respectively.

Pursuant to ASC 810-Consolidations, the Company reviewed information regarding the JV to determine if it met the criteria for a VIE. The JV owns properties that are well leased, generate a stabilized stream of revenue and operating cash flow, and have permanent financing in place, where the total equity investment at risk was deemed sufficient pursuant to the accounting guidance. Further, the equity investors at risk have power to direct the JV through voting or similar rights and the right to receive the expected residual returns or absorb expected losses of the JV. Per the JV agreement, the voting rights are not exactly proportional to the equity investors’ rights to receive returns and absorb obligations as the Company holds a 51% ownership interest with 50% voting rights and HCN holds a 49% ownership interest with 50% voting rights. We have concluded that the JV’s activities are not substantially conducted on behalf of an equity investor that has disproportionately fewer voting rights. Therefore, the Company concluded that the JV was not a VIE and looked to which equity investor demonstrated control over the JV and which entity may be required to consolidate under the voting model.

Both the Company and HCN share in the major decisions over the activities that most significantly impact the economic performance of the entity, which include, but are not limited to, approving the annual operating and capital budgets, and any material changes thereto; approving changes to the leasing plan or entering into any significant lease agreement; approving any loans; approving any call for additional capital contributions; and approving the handling of any legal proceedings. As a result of these shared decision making rights, the Company concluded that control of the JV is shared equally between the Company and HCN and thus is required to be accounted for under the equity method of accounting.

     As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer